PROCESSED

MAR 28 2002

THOMSON FINANCIAL P

SECURITIES AND EXCHANGE COMMISSION

02004840

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SEC FILE NUMBER
8-43789

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

3/22/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAR 15 2002

NAME OF BROKER-DEALER:
D.H. Blair Investment Banking Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York,	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Nachamie — (212) 495-4105 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — *if individual, state last, first, middle name*)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 9-26-02

OATH OR AFFIRMATION

I, David Nachamie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.H. Blair Investments Banking Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President and Treasurer

Title

Notary Public

MARTIN A. BELL
Notary Public, State of New York
No. 31-4011780
Qualified in New York County
Commission Expires Sept. 20, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.H. BLAIR INVESTMENT BANKING CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
D.H. Blair Investment Banking Corp.
New York, New York

We have audited the accompanying statement of financial condition of D.H. Blair Investment Banking Corp. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes C and D to the financial statement, investments not readily marketable amounting to $24,435,265 (17% of stockholder's equity) and loans receivable from affiliates amounting to $50,719,680 (34% of stockholder's equity) as of December 31, 2001, have been valued at fair value as determined by management and the Board of Directors. We have reviewed the procedures applied by management and the directors in valuing such investments and loans receivable, and have inspected underlying documentation where available. In our opinion, as related to certain investments and notes, those procedures are not reasonable, and the documentation is not appropriate to determine the fair value of the investments and loans receivable in conformity with accounting principles generally accepted in the United States of America. The effect on the financial statement of not applying adequate valuation procedures is not readily determinable, however there would be no effect on net capital as these investments and loans are considered not admissible assets.

In our opinion, except for the effects on the statement of financial condition of the valuation of investments and loans receivable determined by management, as described in the preceding paragraph, the statement of financial condition presents fairly, in all material respects, the financial position of D.H. Blair Investment Banking Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 28, 2002

D.H. BLAIR INVESTMENT BANKING CORP.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 949,184**
Securities owned, at market value	**90,316,363**
Investments - not readily marketable at fair value	**24,435,265**
Due from clearing broker	**18,682,245**
Loans receivable - affiliates	**50,719,680**
Other assets	**6,561,014**
	$ 191,663,751
LIABILITIES	
Securities sold, but not yet purchased, at market value	**$ 34,050,890**
Accounts payable and accrued expenses	**7,188,976**
Deferred tax payable	**2,505,244**
	43,745,110
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Capital stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	**1**
Paid-in capital	**70,639,337**
Retained earnings	**77,279,303**
	147,918,641
	$ 191,663,751

See independent auditors' report and accompanying notes to statement of financial condition

D.H. BLAIR INVESTMENT BANKING CORP.

Notes to Statement of Financial Condition
December 31, 2001

NOTE A - ORGANIZATION AND BUSINESS

D.H. Blair Investment Banking Corp. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's principal operations are proprietary trading, merchant banking and private investment activities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, from the Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to paragraph (k)(a)(ii) thereof. All securities transactions are cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Financial instruments:

Purchases and sales of securities and the related revenues and expenses are recorded on a trade-date basis. Investment banking includes income, less related expenses, from management fees and underwriting fees, which are recorded as income when earned. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities owned, securities sold, but not yet purchased and investments are valued at quoted market price which approximates fair value, or at management's estimate of fair value for certain positions for which there is a limited market, with related unrealized gains and losses included in principal transactions.

Investments in companies for which the Company has influence but does not benefit from the processes, products or services and does not participate in the affiliates' management are not consolidated nor accounted for under the equity method. These equity interests are considered to be financial instruments held for investment, and are recorded at management's estimate of fair value.

Dividends earned and dividends paid on securities sold, but not yet purchased, are recognized on the ex-dividend date, and interest is recognized on the accrual basis.

[2] Cash and cash equivalents:

Cash and cash equivalents include cash in bank accounts.

[3] Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D.H. BLAIR INVESTMENT BANKING CORP.

Notes to Statement of Financial Condition
December 31, 2001

NOTE C - LOANS RECEIVABLE, AFFILIATES

Loans receivable from affiliates include a 6% demand loan to Lawrence Ventures, LLC ("Lawrence"), an affiliated entity substantially owned by the stockholder of the Company, of approximately $35.4 million. Lawrence's sole business is an investment in Diablo Grande Limited Partnership ("Diablo"), whose sole asset is a real estate project in central California. The loan is convertible, at any time and at the option of the Company, into approximately 68% fully diluted equity interest in Lawrence. The Company loaned an additional $5.4 million to Diablo which is due on demand and accrues interest at 6.5%. These loans are recorded at cost, without interest accruals.

NOTE D - FINANCIAL INSTRUMENTS AND RELATED RISKS

Securities owned and securities sold, but not yet purchased, at December 31, 2001 consist of the following securities at market value:

	Owned	Sold, But Not Yet Purchased
U.S. Government obligations	$ 5,063,183	
Corporate stocks	85,253,180	$ 34,050,890
	$ 90,316,363	$ 34,050,890

Included in securities owned are U.S. government obligations which are used primarily as margin deposits for derivative trading activities.

Investments at fair value include certain restricted marketable securities, unit purchase options purchased in connection with underwritings, marketable securities of one issuer in the biotechnology industry with significant blockage constraints and private investments. For the investments at fair value, exclusive of the private investments, fair value may differ from values that would have been determined had quoted market prices been available to reflect the impact of market liquidity and restrictions on the Company's ability to sell these positions. Private investments are valued using methods determined in good faith by management after consideration of all relevant information, including original cost, private market values, operating results and financial position. The related gains and losses on investments are included in principal transactions. Management estimates of fair value may differ from the eventual realizable value of the underlying securities, which may fluctuate over time in light of business and economic conditions and the financial leverage of the issuer. These differences may be material.

During 2001, four investments with a carrying value of approximately $11 million were written off.

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) exceeds the related amounts recorded. These transactions include securities sold, but not yet purchased, and financial futures contracts.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

NOTE D - FINANCIAL INSTRUMENTS AND RELATED RISKS (CONTINUED)

The Company executes financial futures contracts to limit its risk. Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments including market, credit liquidity and operational risks. The Company's open futures positions are based on quoted market prices. The net trading loss is treated as a component of principal transactions.

The Company's securities transactions are transacted with one clearing broker pursuant to a clearance agreement and one broker pursuant to a customer agreement. The Company is subject to credit risk at December 31, 2001, as securities owned, primarily all investments at fair value and balances due from the clearing broker and the customer account broker, reflected on the statement of financial condition, are securities, investments and cash balances held by such brokers, which act as custodians.

NOTE E - CONTINGENCIES

The Company is responsible for claims made under an indemnification agreement between the Company and D.H. Blair & Co. Inc. ("DHBC"), a broker-dealer that ceased operations in 1997, whose majority shareholders are relatives of the stockholder of the Company, related by blood or marriage. The indemnification agreement covers losses arising from activities of DHBC prior to January 31, 1992, related to claims, assessments, litigation and the SEC investigation, as discussed below. In December 1999, the Company, jointly with DHBC, entered into an insurance contract to cover both companies for all asserted, unasserted claims, and related legal costs, made in connection with their broker-dealer operations up to a maximum of $30 million. At December 31, 2001, the Company, with advice of counsel, believes that the insurance is adequate to cover the companies against risk of loss and therefore no provision is made for any additional liability.

Securities and Exchange Commission investigations:

Both the Company and DHBC have been and are the subject of ongoing SEC investigations, including investigations concerning various business practices of DHBC covering the period from 1988 through 1996.

The SEC has not informed either the Company or DHBC whether or not it intends to recommend any enforcement action, and the matter has not been formally closed by the SEC. Based on this information, the Company cannot predict whether this investigation will result in any type of formal enforcement action and whether any such action might have an adverse effect on the financial condition of the Company.

NOTE F - COMMITMENTS

The Company leases its premises pursuant to a lease expiring on June 30, 2009, although such lease contains provisions whereby it can be terminated by the Company on October 14, 2003. Under the terms of the lease, the Company is obligated to pay escalation charges for certain of the landlord's operating expenses and real estate taxes. Future noncancelable minimum lease payments, of $341,000 per year, aggregate $682,000 as of December 31, 2001.

D.H. BLAIR INVESTMENT BANKING CORP.

Notes to Statement of Financial Condition
December 31, 2001

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer and a member of The New York Stock Exchange, Inc. (the "Exchange"), the Company is subject to the SEC's net capital rule adopted and administered by the Exchange. The Company is subject to the Exchange's alternative net capital rule, which requires net capital, as defined, to be at least $250,000. At December 31, 2001, the Company had net capital of $24,483,373 or $24,233,373 in excess of the minimum required.

NOTE H - INCOME TAXES

The Company has a net operating loss carryforward of approximately $6.3 million for federal and $21,700,000 for state and local tax purposes and a capital loss carryforward of approximately $2,700,000.

The temporary differences that give rise to the Company's deferred tax liability relate to unrealized gains on securities owned, investments, and loans receivable - affiliates, offset by the loss carryforwards.

At December 31, 2000, the Company had a deferred tax asset of $12 million arising from net operating loss carryforwards and unrealized losses on securities owned, investments, and loans receivable - affiliates. The Company had also recorded a valuation allowance for the full amount of the asset due to the uncertainty of realization of the asset. In 2001, the Company realized the deferred tax asset and reversed the related valuation allowance.